

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 11, 2005

Mr. Juan Jose Suarez Coppel
Chief Financial Officer
Petroleos Mexicanos
Avenida Marina Nacional No 239
Colonia Huasteca 11311
Mexico

> **Re:** **Petroleos Mexicanos**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **File No. 0-00099**

Dear Mr. Stark:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2004

Recently Issued Accounting Standards, page 125

1.   Please expand your disclosure to explain how the adoption of these standards impacted your reconciliation to US GAAP. Additionally, we note that you will adopt certain provisions of D-3 "Labor Obligations" as of January 1, 2005 regarding severance payments paid to employees upon dismissal. Please explain the nature of these costs, how the amounts to be accrued are determined and

whether or not the adoption is expected to result in a reconciling difference to US GAAP and why.

Related party transaction, page 150.

2.   We note that you offer salary advances to employees and executive officers. Please expand your disclosure to comply with Item 7.B of Form 20-F.

Controls and procedures, page 169

3.   We note that you state there were no significant changes in your internal control over financial reporting or in other factors that could have materially affected these controls subsequent to the date of their evaluation. However, Item 15(d) of From 20-F requires that you disclose any change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting." Please revise your disclosure accordingly.

Financial statements

Note 19. Differences between Mexican GAAP and US GAAP, page F-39

(a) Exploration and drilling costs, page F-42

4.   Please clarify which costs are amortized on a units of production basis over total proved reserves. We note your disclosure on page F-88 that you have no property acquisition costs because you exploit the oil reserves owned by the Mexican nation. Please explain why it is appropriate to amortize costs other than acquisition costs of proved properties over proved reserves. Please address both US and Mexican GAAP in your response. Refer to paragraphs 30 and 35 of SFAS 19 for US GAAP.

5.   We note your disclosure on page F-87 of capitalized costs for oil and gas producing activities that are classified as construction work in progress. Please clarify the nature of these costs and explain how you account for the amortization and depreciation of development costs incurred in connection with a planned group of development wells before all of the planned wells have been drilled. Please address both US and Mexican GAAP in your response. Refer to paragraph 35 of SFAS 19 for US GAAP.

6.   We note your disclosure on page F-14 that cost of sales includes the depreciation, and amortization expense associated with the assets used in operations, as well as costs associated with inventory. Please clarify whether or not, for US GAAP, inventory costs include depreciation, depletion and amortization and that it was allocated to inventory at the time the inventory was produced.

(g) Fixed assets – Impairment, page F-45

7.   We note your disclosure on page F-44 that under Mexican GAAP you capitalize realized gains and losses arising from hedging instruments designated as cash flow hedges as part of capitalized interest. Please tell us whether or not the fair value or expected cash flows from hedging instruments are considered in your asset impairment testing under Mexican GAAP. Refer to paragraph 27 of SFAS 133 for US GAAP.

Engineering Comments

Note 22. Supplemental Information on oil and gas exploration and production activities (unaudited), page F-87

        Crude Oil and Natural Gas Reserves (Unaudited), page F-89

8.   We note your statement that your reserves are "estimated by PEMEX's petroleum engineers." However on page 94 you reference "audits by independent engineers." Please clarify this discrepancy to us and identify any independent engineers utilized.

        Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves (unaudited), page F-90

9.   Please remove the subtotal future cash flows before tax, as this subtotal is not contemplated by SFAS 69 under US GAAP. Refer to paragraph 30 and Illustration 5 of SFAS 69.

10.   You state that the Standardized Measure of discounted future net cash flows excludes 2.5 billion barrels of proved reserves scheduled to be produced after 2028, as well as, to a lesser extent, proved reserves from newly discovered fields. Tell us how many proved reserves these exclusions represent in each category and explain to us in as much detail as necessary why you excluded them from the determination of the Standardized Measure.

11.   You report your production costs for 2002, 2003 and 2004 were $3.04, $3.26 and $3.78 per barrel equivalent.   Explain to us why the future production costs in the

standardized measure calculate to $2.17, $2.50 and $3.17 per equivalent barrel for these same years.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director